Mail Stop 3561

July 20, 2006

Jeff Oscodar
Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

   Re: **Handheld Entertainment, Inc.**
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed July 11, 2006
      File No. 333-133550
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed July 11, 2006
      File No. 333-133215
      Form 10-QSB/A for Fiscal Quarter Ended March 31, 2006
      File No. 333-124421

Dear Mr. Oscodar:

   We have reviewed your amendments and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2, File No. 333-133550

Exhibit 5.1, Legality Opinion

1. We note that the opinion relates to 3,500,000 shares of common stock and up to 525,000 shares of common stock which the underwriters will have a right to

purchase to cover over-allotments. Disclosure in the registration statement indicates you will offer 3,800,000 shares of common stock and have granted the underwriters and option to purchase up to an additional 570,000 shares to cover over-allotments. Please reconcile the different amounts and revise your disclosure as appropriate.

2. We note that the legal opinion is limited to the General Corporation Law of the State of Delaware. Please revise or confirm by letter that that the General Corporation Law of the State of Delaware includes the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws. See the Corporation Finance Current Issues Outline, November 12, 2000.

3. We note the statement that the opinion speaks only as of the date hereof. Please be aware that the opinion must speak as of the effective date of the registration statement. Please revise to eliminate your reference to a specific date or date the legality opinion as of the date of effectiveness.

4. We note the statement that the opinion is being furnished solely for the company's benefit. Please revise to clarify that investors are also permitted to rely upon counsel's opinion.

5. Please revise the legality opinion filed with your amended Form SB-2, File No. 333-133215, to comply with the above comments as appropriate.

Form 10-QSB/A for the quarterly period ended March 31, 2006

Item 3. Controls and Procedures, page 28

6. Please revise your future disclosures regarding your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-QSB accordingly.

* * * * *

   As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Adam Phippen at (202) 551- 3336 with questions you have regarding accounting comments and related matters. You may contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions.

           Sincerely,

           H. Christopher Owings
           Assistant Director

cc: Harvey J. Kesner, Esq.
   Olshan Grundman Frome Rosenzweig & Wolosky LLP
   Via Fax: (212) 451-2222